FOR IMMEDIATE RELEASE

Enterra Energy Trust to Hold Year End

Conference Call and Webcast

Calgary, Alberta – March 23, 2007 – Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) today announced that it will hold a conference call and live audio webcast at 11 a.m. ET, Monday, March 26, 2007 to discuss financial and operating results for the year ended December 31, 2006.

A news release announcing the Trust’s results will be issued prior to the call.

The call will be hosted by Keith Conrad, President and Chief Executive Officer and Victor Roskey, Senior Vice President and Chief Financial Officer.  Following management’s presentation, there will be a question and answer session for analysts and institutional investors.

To access the call, please dial 416-644-3416 or 1-800-588-4942.  The conference call will also be accessible via live webcast at www.enterraenergy.com.

A replay of the conference call will be available until 11:59 p.m. ET, April 4, 2007.  The replay may be accessed on Enterra’s website, or by dialing 416-640-1917 or 1-877-289-8525, followed by passcode 21222283#.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada, and in Oklahoma, U.S.A.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 263-0262 or (877) 263-0262

E-mail: ekconrad@enterraenergy.com

E-mail: vroskey@enterraenergy.com

www.enterraenergy.com